Exhibit 99.51

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly Trade Company

CNPJ/MF No. 01.838.723/0001-27

NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS
Tax Treatment of Shareholders as a Result of the Withdrawal Exercise

BRF S.A. ("BRF" or "Company"), following the material fact disclosed on August 5, 2025, which informed the approval by the Company's Extraordinary General Meeting held on the same date ("Meeting") of the merger of shares issued by BRF by Marfrig Global Foods S.A. ("Marfrig") (the “Merger of Shares"), the consummation of which is subject to the satisfaction (or waiver, as the case may be) of certain conditions precedent set forth in the "Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A..", entered into on May 15, 2025, as amended on May 26, 2025 ("Plan of Merger"), and the advent of the Closing Date (as defined in the Plan of Merger), to present to its shareholders information related to the tax treatment to be given to the Dissenting Shareholders (as defined below) as a result of the exercise of the Withdrawal Right (as defined below), as well as to request the Dissenting Shareholders not resident in Brazil to provide certain information necessary to comply with the Company's legal duties under applicable tax laws and regulations.

1	Exercising the Withdrawal Right.

1.1	Withdrawal Right. As provided for in the notice to shareholders disclosed by the Company on August 5, 2025 ("Notice to Shareholders"), the approval of the Merger of Shares gives rise to the Withdrawal Right ("Withdrawal Right") for holders of common shares issued by the Company who (i) hold shares issued by BRF on an uninterrupted basis, from the date of disclosure of the first material fact regarding the Merger of Shares (i.e., 15 May 2025) through the Closing Date; (ii) did not vote in favor of the Merger of Shares, abstained from voting or did not attend the Meeting; and (iii) expressly express their intention to exercise the Withdrawal Right between August 6, 2025 (inclusive) and September 5, 2025 (inclusive) ("Dissenting Shareholders").

1.2	Refund amount. Pursuant to article 264, paragraph 3, of Law No. 6,404, of December 15, 1976 ("Brazilian Corporation Law") and pursuant to item 6.2 of the Plan of Merger, the Dissenting Shareholders may choose between: (i) the reimbursement amount established pursuant to article 45 of the Brazilian Corporation Law, corresponding to R$9.43 per share; or (ii) the book value per share issued by BRF, determined based on the appraisal report containing the calculation of the replacement ratio of the shares held by BRF's non-controlling shareholders, based on the value of the shareholders' equity of Marfrig and BRF's shares, the two assets evaluated according to the same criteria and on the same date, at market prices, pursuant to article 264 of the Brazilian Corporation Law, corresponding to R$19.89 per share.

1.3	Payment of Withdrawal Right. After the expiration of the period for exercising the Withdrawal Right, the Company shall inform the Dissenting Shareholders of the date of payment of the reimbursement of the shares in case of the exercise of the Withdrawal Right, without prejudice to the right of the Company's management to, within ten (10) days after the end of the Withdrawal Right exerice period, call a Shareholders' Meeting to reconsider the resolution of the Merger of Shares due to the volume of the Withdrawal Rights exercised.

2	Tax Treatment of Dissenting Shareholders.

2.1	Dissenting Shareholders residing in Brazil. The Company is not responsible for any withholding or payment of taxes levied on potential gains earned by Dissenting Shareholders residing in Brazil, including individuals and legal entities, investment funds or other entities, as a result of the exercise of the Withdrawal Right. Such shareholders may be subject to the incidence of income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, and these investors must consult their advisors about the applicable taxation and be responsible for the eventual payment of the taxes that are applicable.

2.2	Dissenting Shareholders not resident in Brazil.

Due to the Company's legal responsibility for withholding and payment of Withholding Income Tax ("IRRF") levied on potential gains earned by Dissenting Shareholders not resident in Brazil, as established in the applicable legislation, the Company will retain part of the amount due to such shareholders as reimbursement for the Withdrawal Right, in an amount corresponding to the IRRF related to any capital gain earned by such investors.

The calculation basis for the WHT will be the capital gain of the respective Dissenting Shareholder, corresponding to the positive difference, if any, between (i) the amount of the reimbursement, as detailed in item 1.2, above; and (ii) the cost of acquisition of the shares issued by the Company from each non-resident Dissident Shareholder. The WHT will be withheld and collected by the Company in accordance with the legal and regulatory rules applicable to each type of investor not resident in Brazil, observing the rates of 15% to 22.5%, or the rate of 25% in the case of a shareholder who is resident in Favorable Tax Jurisdiction (i.e. juridisction that (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents).

The Company reserves the right to offset the amount collected as WHT from each Dissident Shareholder not resident in Brazil against any credits held by the Company against the respective investors.

In order to enable the calculation of any capital gain, the Dissenting Shareholders who are not resident in Brazil must fill out and deliver electronically to the Company, directly or through their respective custodians, the information contained in Exhibit I to this notice to shareholders, containing data about the non-resident shareholders, including the cost of acquisition of the shares issued by the Company and their tax residence, and provide the corresponding supporting documentation. The information contained in Exhibit I to this notice to shareholders must be completed and made available by the shareholder through the form to be accessed through the link https://brf.softexpert.com/se/v87978/survey/s.php?token=d18b404bd323fbac4f38f10649964c3a&se-guestsession-token=4154be452da8724bda292882d453a1616139.

The information filled out in the form as acquisition cost must be accompanied by reliable and adequate supporting documentation (for example, broker statements), which should also be attached to the form. Such information and documents must be submitted in accordance with the instructions contained herein by 6:00 p.m. (BRT) on 10 September, 2025. The Company may, at its sole discretion, request additional information and/or documents whenever it deems necessary for full compliance with its legal obligations as a tax liable.

The Company will use the information provided to it in the form above to calculate the capital gain and the WHT, and the shareholders will be responsible for the veracity and completeness of such information and documents. The Company (i) will consider the acquisition cost to be equal to zero for non-resident Dissenting Shareholders who do not forward the amount of the acquisition cost of the shares issued by the Company, or who submit the information and/or supporting documentation in an inadequate, insufficient or untimely manner; and (ii) it will apply the rate of 25% on the capital gains of Dissenting Shareholders not resident in Brazil who, within the same period, fail to inform their country or dependence of residence or tax domicile, all in accordance with the legislation and regulations of the Federal Revenue Service of Brazil.

By providing the information mentioned above, the Shareholders and their Custody Agents authorize the availability of the data submitted, as well as any additional information that may be subsequently requested by the Company to the tax authorities in inspection proceedings.

The Company will keep its respective shareholders and the market informed about the development of the Merger of Shares and other matters hereunder, including the result of the Withdrawal Right and the conditions and deadlines applicable to the payment of the refund amount, if applicable.

São Paulo, August 29, 2025.

BRF S.A.
Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer

ANNEX I

ACQUISITION COST INFORMATION1

Name	CPF/CNPJ	Country of tax residence	Classification under the terms of Joint Resolution No. 13, of the CMN and the CVM? (Yes/No)	Acquisition Date	Acquisition Cost per Share (R$)	Number of Shares

* * *

[1]	The information must be sent in xls format. (Excel file), accompanied by the corresponding supporting documentation for proof.

4